UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

David M. Stryker, 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, (281) 719-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). The Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,492,067 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,492,067 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,492,067 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,338,856 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,338,856 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,856 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). P&B Capital, L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 933,328 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 933,328 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,328 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,610 shares of Common Stock

	8.	Shared Voting Power 27,830,923 shares of Common Stock

	9.	Sole Dispositive Power 383,610 shares of Common Stock

	10.	Shared Dispositive Power 27,830,923 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,214,533 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,032,720 shares of Common Stock

	8.	Shared Voting Power 933,328 shares of Common Stock

	9.	Sole Dispositive Power 4,032,720 shares of Common Stock

	10.	Shared Dispositive Power 933,328 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,966,048 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Statement on Schedule 13D, as amended as of the date hereof (this “Statement”), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) The Huntsman Foundation, a Utah nonprofit corporation (“Huntsman Foundation”); (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company (“Huntsman Family Holdings”); (iii) P&B Capital, L.C., a Utah limited liability company (“P&B”); (iv) Jon M. Huntsman (“J. Huntsman”); and (v) Peter R. Huntsman (“P. Huntsman”).  Huntsman Foundation, Huntsman Family Holdings, P&B, J. Huntsman, and P. Huntsman are referred to collectively as the “Reporting Persons.”  In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

Except as amended and supplemented hereby, the amended and restated Schedule 13D (Amendment No. 13) filed by the Reporting Persons on June 6, 2013 (the “A&R Schedule 13D”) remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the A&R Schedule 13D.

Item 1. Security and Issuer

Item 1 is deleted in its entirety and restated as follows:

This Statement relates to the Common Stock, $0.01 par value per share, of the Company. The principal executive offices of the Company are located at 10003 Woodloch Forest Drive, The Woodlands, Texas 77380.

Item 2. Identity and Background.

Item 2 is deleted in its entirety and restated as follows:

This Statement is filed jointly by the Reporting Persons. The Reporting Persons have entered into a revised Joint Filing Agreement dated as of May 30, 2017, a copy of which is included as an Exhibit to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Huntsman Foundation’s principal business is to support the Huntsman Cancer Institute (HCI) of the University of Utah Health Sciences. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Huntsman Foundation are set forth in Schedule A.

Huntsman Family Holdings’ principal business is to hold Shares. The name, business address, present principal occupation or employment and citizenship of each manager and executive officer of Huntsman Family Holdings are set forth in Schedule B.

P&B’s principal business is to hold Shares. The name, business address, present principal occupation or employment and citizenship of each manager and executive officer of P&B are set forth in Schedule C.

The principal occupation of J. Huntsman is serving as Executive Chairman of the Board of Directors of the Company. The principal occupation of P. Huntsman is serving as President and Chief Executive Officer and as a director of the Company. Each of J. Huntsman and P. Huntsman are citizens of the United States of America. J. Huntsman is the father of P. Huntsman. The business address of J. Huntsman, Huntsman Foundation, Huntsman Family Holdings and P&B is 500 Huntsman Way, Salt Lake City, Utah 84108. The business address of P. Huntsman is 10003 Woodloch Forest Dr., The Woodlands, Texas 77380.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

The Voting and Support Agreement (defined below) (the terms of which are hereby incorporated by reference) was entered into between the Reporting Persons. No Reporting Person paid any amount in connection with the execution and delivery of the Voting and Support Agreement and as a result no funds were used for such purpose.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

On May 21, 2017, the Reporting Persons entered into a Voting and Support Agreement (the “Voting and Support Agreement”) in relation to an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Clariant Ltd, a Swiss corporation (“Clariant”), and HurricaneCyclone Corporation, a Delaware corporation and wholly-owned subsidiary of Clariant (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company, with the Company being the surviving corporation and a wholly-owned subsidiary of Clariant (the “Merger”).

Pursuant to the Voting and Support Agreement, among other things, the Reporting Persons agreed to vote their Shares:

(i)            in favor of the Merger and the transactions contemplated thereby and all matters presented to stockholders of the Company in connection with the Merger at every meeting of stockholders at which such matters are considered; and

(ii)           against (a) any action or agreement that could compete or interfere with or adversely affect the Merger, and (b) any acquisition of material amounts of stock or equity interests in, or merger, consolidation or other sale, transfer or business combination involving the Company or any of its subsidiaries or material assets, in each case with a party other than Clariant.

In addition, the Reporting Persons agreed not to:

(i)            whether directly or indirectly, sell, transfer, tender, exchange, convert, pledge, deposit, assign, otherwise dispose of (including by gift) or encumber any of their Shares to any person, subject to certain exceptions including for pre-existing charitable commitments or pursuant to Rule 10b5-1 plans;

(ii)           solicit, initiate or encourage or facilitate a competing offer or any inquiry, proposal or offer which would be reasonably expected to lead to such a competing offer, or participate in or engage in any negotiations regarding any of the foregoing; and

(iii)          without the prior consent of Clariant, make any public statement or announcement or publication of any press release or filing (a) related to the Merger Agreement, the Merger or the Voting and Support Agreement (other than as required by applicable law), (b) related to any competing offer, proposal or inquiry, or (c) that is inconsistent with the goal of completing the Merger.

The Voting and Support Agreement automatically terminates upon the earliest of (i) the completion of the Merger, (ii) the date that is three (3) months following the date on which the Merger Agreement has been terminated, and (iii) May 21, 2018.

The foregoing summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is incorporated herein by reference as Exhibit 2.

The last two paragraphs of Item 4 are hereby amended and restated with the following two paragraphs:

This Statement is filed jointly by the Reporting Persons. The Reporting Persons have entered into a revised Joint Filing Agreement dated as of May 30, 2017, a copy of which is included as an Exhibit to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedules A, B, C to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)   (i)            Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

(ii)           Percentage: See Row 13 of cover page for each Reporting Person.

(b)   (i)            Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

(ii)           Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

(iii)          Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

(iv)          Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c)   The Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days, except for the following:

(i)            J. Huntsman sold (a) 100,000 Shares into the open market at a weighted average price of $24.6555 per Share on April 3, 2017 and (b) 100,000 Shares into the open market at a weighted average price of $25.516 per Share on April 25, 2017. These open market sales were effected pursuant to a Rule 10b5-1 trading plan adopted by J. Huntsman on March 10, 2017. The sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(ii)           Huntsman Family Holdings sold (a) 145,632 Shares into the open market at a weighted average price of $25.2574 per Share on April 27, 2017 at the request of one of the members of Huntsman Family Holdings (other than J. Huntsman) and (b) 283,546 Shares into the open market at a weighted average price of $25.2574 per Share on April 27, 2017 at the request of another member of Huntsman Family Holdings (other than J. Huntsman). These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The information contained in Item 3, Item 4 and Item 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is deleted in its entirety and restated as follows:

Exhibit 1	Joint Filing Agreement dated as of May 30, 2017 by and among The Huntsman Foundation, Huntsman Family Holdings Company LLC, P&B Capital, L.C., Jon M. Huntsman and Peter R. Huntsman.

Exhibit 2	Voting and Support Agreement dated as of May 21, 2017 by and among Huntsman Foundation, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, and P&B Capital, L.C.

Exhibit 24.1	Power of Attorney for The Huntsman Foundation.

Exhibit 24.2	Power of Attorney for P&B Capital, L.C.

Exhibit 24.3(*)	Power of Attorney for Peter R. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.4(*)	Power of Attorney for Huntsman Family Holdings Company LLC (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.5(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

(*)           Previously filed as an exhibit to the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2017	THE HUNTSMAN FOUNDATION

	By:	/s/ Jon M. Huntsman
Name: Jon M. Huntsman
Title: Chairman

HUNTSMAN FAMILY HOLDINGS COMPANY LLC

	By:	/s/ Jon M. Huntsman
Name: Jon M. Huntsman
Title: President

P&B CAPITAL, L.C.

	By:	/s/ Peter R. Huntsman
Name: Peter R. Huntsman
Title: Manager

/s/ Jon M. Huntsman
Jon M. Huntsman

/s/ Peter R. Huntsman
Peter R. Huntsman

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
THE HUNTSMAN FOUNDATION

The name and titles of the executive officers and directors of The Huntsman Foundation, a Utah nonprofit corporation and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation

Jon M. Huntsman	Executive Chairman of Huntsman Corporation

Karen H. Huntsman	Retired

David H. Huntsman	Self-employed

Peter R. Huntsman	President and Chief Executive Officer and director of the Huntsman Corporation

Christena Huntsman Durham	Retired

Christopher H. Huffman	Self-employed

Paul C. Huntsman	Self-employed

James H. Huntsman	Self-employed

Jennifer Huntsman Parkin	Retired

Thomas E. Muir	Vice President of Huntsman Corporation

Ronald G. Moffitt	Attorney

SCHEDULE B

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation

Jon M. Huntsman	Executive Chairman of Huntsman Corporation

Karen H. Huntsman	Retired

David H. Huntsman	Self-employed

James H. Huntsman	Self-employed

Paul C. Huntsman	Self-employed

David S. Parkin	Self-employed

Richard R. Durham	Self-employed

SCHEDULE C

EXECUTIVE OFFICERS AND MANAGERS
OF
P&B CAPITAL, L.C.

The name and titles of the executive officers and managers of P&B Capital, L.C., a Utah limited liability company and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 10003 Woodloch Forest Drive, The Woodlands, Texas 77380.

Name	Principal Occupation

Peter R. Huntsman	President and Chief Executive Officer and director of the Huntsman Corporation

Brynn Huntsman	Retired